

July 7, 2010

Mr. A. Lanham Napier
President, Chief Executive Officer, and Director
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, TX 78218

> **Re:** **Rackspace Hosting, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 6, 2010**
> **File No. 001-34143**

Dear Mr. Napier:

We have reviewed your letter dated June 23, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 23, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits and Financial Statement Schedules, page 96

1.   We refer to prior comment 8. Exhibits required to be filed by Form 10-K and Item 601 of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference. Please amend your Form 10-K to include all required exhibits or tell us why an amendment is not required.

2.   We refer to prior comment 9. In your amended 10-K, please mark the exhibit index to indicate that portions of Exhibits 10.39 and 10.43 received confidential treatment.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4. Controls and Procedures

Changes in internal control over financial reporting, page 30

3.   We note your reference to paragraph (d) of Rule 12a-15. It appears you meant to
      reference Rule 13a-15 of the Exchange Act. Please advise.

          Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or
to the undersigned at (202) 551-3730.

                                            Sincerely,

                                            Barbara C. Jacobs
                                            Assistant Director